Exhibit 99.1

Trillion Energy Comments on Rising Oil Prices

April 27, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) wishes to comment on the current global oil price environment and its implications for the Company’s M47 oil exploration programme in Southeastern Türkiye.

Market Context

The global oil market is experiencing the largest supply disruption on record. Restricted flows through the Strait of Hormuz have removed an estimated 9.1 million barrels per day from global supply, a level that dwarfs prior shocks, including the Gulf War. Brent crude has traded above US$100 per barrel, with physical spot grades rising materially as cargoes become scarce.

The world’s spare production capacity, concentrated almost entirely in the Gulf states, has now been effectively sidelined.

Global oil inventories are tracking toward all-time lows. Much of what appears to be falling demand is not buyers pulling back on price; it is forced consumption loss because supply cannot physically reach them. Prices must rise further to ration available barrels, not merely to reflect a geopolitical premium that could reverse overnight.

A decade of underinvestment in new oil production has left the industry poorly positioned to absorb shocks of this scale. With global demand still near 100 million barrels per day and no structural decline in sight, the case for higher oil prices over the coming years is stronger than it has been in a generation.

Source: U.S. Energy Information Administration (EIA); International Energy Agency (IEA). Estimated peak daily supply volumes removed during major disruption events.

What This Means for M47

The independent resource evaluation of Block M47, completed by Chapman Hydrogen and Petroleum Engineering Ltd., effective December 31, 2025, used a near-term Brent price of US$63.68 per barrel for 2026, well below today’s Brent price. The evaluated NPV-10 of US$733.5 million (unrisked, net to Trillion’s 29% working interest) was calculated at prices the market has already significantly exceeded. Trillion’s M47 target is 32.4° API light oil, premium-grade crude priced at or near the Brent benchmark, making the current environment directly accretive to project economics.

Trillion is not a passive observer of this environment. The Company’s earn-in obligations are actively underway, with US$15 million committed across 2026 and 2027 to advance the M47 work programme, including exploration drilling on a block where the geology is a cluster of major discoveries, increasing the region’s oil production from 0 to +80,000 barrels of oil a day.

Management Comment

“This is the largest supply disruption in the history of the oil market, and inventories are heading toward all-time lows. The consensus is still treating this as a temporary spike. We don’t see it that way. A decade of underinvestment doesn’t unwind in a quarter. The world still needs 100 million barrels a day; that number isn’t going backwards, and the easy barrels are getting harder to find. Türkiye imports much of its crude oil. When Brent trades above $100, that dependency is felt directly in energy costs, supply security, and policy. Domestic onshore production of the kind we are developing at M47 becomes exactly what Türkiye needs. The Cudi-Gabar province is a cluster of major discoveries, a proven petroleum system with an established regional production base. We are building a company around that reality, and our timing, we believe, is right.” – Scott Lower, President of Trillion Energy

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

Brian Park, Vice President of Finance

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the bell-ringing ceremony date, time and format; the Company’s strategic direction and focus on the M47 Concession; the Company’s earn-in obligations and work program commitments; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions including, without limitation: the availability of the CSE venue and livestream; JOC partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOC partner risk; access to financing; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

*Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.*